UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NOVA OIL, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

669789109

(CUSIP Number)

J.D. McGraw
Nova Oil, Inc.
The Riviana Building
2777 Allen Parkway, Suite 800
Houston, Texas 77019
(713) 869-6682

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669789109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael W. McGowan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 1 to the undersigned’s Schedule 13D, which was originally filed on April 10, 2006 (the “Schedule 13D”) with regard to Nova Oil, Inc., a Nevada corporation (the “Issuer”), is being filed to amend Items 4 through 6 of the Schedule 13D. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction
The third paragraph of Item 4 is amended and restated in its entirety to read:

“Until July 19, 2006, the Reporting Person was a director of Biosource, the Issuer’s principal operating subsidiary.  On July 19, 2006, the Reporting Person resigned as a director of Biosource.  As a result, the Reporting Person is no longer an affiliate of the Issuer.”

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:

(a)    The Reporting Person beneficially owns 13,500,000 shares of common stock of the Issuer, which equals approximately 16.0% of the outstanding shares of common stock of the Issuer as of July 19, 2006.

(b) The Reporting Person has sole voting and dispositive power as to 13,500,000 shares.

(c)    On April 24, 2006, pursuant to the three-for-two stock split in the form of a stock dividend, the Reporting Person received 4,500,000 shares of the Issuer’s common stock, increasing the number of shares beneficially owned from 9,000,000 to 13,500,000.  The Reporting Person has not effected any transactions in the Issuer's common stock during the past 60 days.

(d) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety to read:

Pursuant to the Share Exchange Agreement, the Reporting Person had been designated as a nominee to become a director of the Issuer.  Notwithstanding such agreement, the Reporting Person did not become a director of the Issuer but remained a director of Biosource, the principal operating subsidiary of the Issuer.  Effective as of July 19, 2006, the Reporting Person resigned as a director of Biosource and is no longer an affiliate of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2006
Date
/s/ Michael W. McGowan
Signature
Michael W. McGowan
Name/Title